Exhibit 3.2

GAS NATURAL SDG, S.A.

ARTICLES OF ASSOCIATION

This publication has no legal value and it is a free translation of the Estatutos Sociales of the company originally issued in Spanish and registered at Registre Mercantil de Barcelona. If you find any discrepancy between the English and the Spanish version of this document, please note that the Spanish version will prevail.

ARTICLES OF ASSOCIATION OF GAS NATURAL SDG, S.A.

TITLE THE FIRST

NAME, OBJECT, DURATION AND REGISTERED OFFICE

Article 1.- COMPANY NAME.

The Company is called GAS NATURAL SDG, S.A. It was set up on January 28, 1843 before the Notaries of Barcelona, José Manuel Planas y Compte and Jaime Burguerol, “simul et in solidum protocolando”, and it is governed by these Articles of Association, by the legal requirements for Public Limited Companies and by any other regulations that are applicable.

Article 2.- OBJECT OF THE COMPANY.

2.1. The objects of the Company are:

a) The supply, production, piping and distribution of all types of fuel gas, together with the activities of regasification, liquefaction and storage of fuel gases.

b) The various industrial undertakings whose purpose is the procurement of raw materials, the manufacture of the appliances and equipment used by the Company and all apparatus that, when sold or hired out to private individuals, may promote the consumption of gas and the industries whose object it is to exploit the by-products of gas to the greatest possible advantage.

c) Research into and exploitation of other energies obtained by means of gas and alternative energy sources.

d) The provision of consulting or engineering services in all kinds of project related to energy resources.

e) The acquisition by any means of shares, company holdings, debentures, bonds, pre-emptive subscription rights, credits and coupons of any Company or business concern, and obtaining and administering the returns stemming from them.

2.2. The activities comprising the object of the Company may be partially or wholly pursued in an indirect manner by means of stockholdings or interests in companies with the same or a similar object.

Article 3.- DURATION.

The company was set up for an indefinite period of time and it began operating on the day of its establishment.

Article 4.- REGISTERED OFFICE.

The Company has its registered office in Barcelona at Plaça del Gas No. 1.

The Board of Directors may resolve to relocate the registered office within the municipality of Barcelona, and, moreover, to set up, close down or relocate branches, agencies, regional offices, representative offices and other offices both in Spain and abroad.

TITLE THE SECOND

SHARE CAPITAL AND SHARES.

Article 5.- SHARE CAPITAL.

The Company's share capital amounts to FOUR HUNDRED AND FORTY-SEVEN MILLION SEVEN HUNDRED AND SEVENTY-SIX THOUSAND TWENTY-EIGHT EUROS (EU 447,776,028), and it is fully subscribed and paid up.

Article 6.- SHARES.

The Company's share capital is made up of 447,776,028 shares of one Euro par value each, represented by book entries and belonging to a single class.

The shares making up the Company's share capital have the status of transferable securities and are governed by what is laid down in the Stock Market regulations.

Shares represented in the Company accounts are registered as such by virtue of the relevant book entries, which shall reflect what is stated on the deed of issue and, where appropriate, whether or not they are fully paid up.

Legitimate capacity to exercise shareholder's rights, including, where appropriate, transfer, stems from the registration of shares in the form of book entries, which entails legitimate ownership and entitles the registered bearer to require the Company to recognise him as a shareholder. This legitimisation may be accredited by means of showing the appropriate certificates issued by the entity responsible for the Company's accounting records.

In the event that the Company makes a payment in favour of a party assumed to be a legitimate shareholder but that proves not to be so, the Company shall not be held liable provided that the payment is made in good faith and without gross negligence.

Article 7.- SHAREHOLDERS' RIGHTS.

Shares confer upon their legitimate bearers the status of shareholder, together with the rights recognised in Law and in these Articles of Association.

Pursuant to the Law, and except as otherwise provided therein, shareholders have the following minimum rights:

a) That of partaking in the Company's profits and the assets resulting from its liquidation.

b) That of pre-emptive subscription for new issues of shares or convertible debentures.

c) That of attending and voting at Shareholders' Meetings and challenging company resolutions.

d) That of information.

Article 8.- NONVOTING SHARES.

The Company may issue nonvoting shares for a nominal amount of no more than half of its paid-up share capital.

Nonvoting shareholders shall be entitled to receive a minimum annual dividend of five per cent of paid-up capital for each nonvoting share. Once the minimum dividend has been set, nonvoting shareholders shall be entitled to the same dividend as paid for ordinary shares.

Article 9.- LIABILITY DIVIDENDS AND SHAREHOLDER DEFAULT.

Shareholders are obliged to provide the portion of capital not paid up in the form and terms agreed at the Shareholders' Meeting or, failing that, by resolution of the Board of Directors.

Shareholders are deemed to be in default if they fail to provide the capital not paid up once the term fixed for the purpose has expired.

Shareholders that default in the payment of liability dividends may not exercise the right to vote. The amount of their shares shall be deducted from the total amount of share capital for the purposes of calculating the quorum.

Neither shall defaulting shareholders be entitled to receive dividends or enjoy any pre-emptive subscription right in new issues of shares or convertible debentures. Once the amount corresponding to liability dividends has been paid, together with the interest due, a shareholder may claim payment of non-lapsed dividends, but he may not claim pre-emptive subscription rights if the term for exercising this right has expired. lf a shareholder is in default, the Company may, on a case-by-case basis, and taking account of the particular nature of the unpaid contribution, demand fulfilment of the obligation to pay up the shares together with payment of legitimate interest and damages arising from the default, or dispose of the shares on the account and risk of the defaulting shareholder, or take action against the shareholder's assets in order to secure cash payment of the callable portion of capital plus interest.

lf the Company opts for disposal but it is not possible to effect sale of the shares, the shares shall be redeemed with the consequent reduction of capital. The amounts already received by the Company on account of such shares shall remain in its possession.

Purchasers of shares that are not fully paid up shall be jointly and severally liable with all preceding transferors, at the discretion of Company management, for payment of the callable portion.

The liability of share transferors shall last for three years, counting from the date of the respective transfer. Any agreement contrary to joint and several liability shall be void. Purchasers that pay up shall be entitled to claim the full amount of such payments from subsequent purchasers.

Article 10.- SHARE DOCUMENTATION.

All shares issued must be recorded in the corresponding deeds of issue, which shall reflect the name, number, par value and other characteristics and conditions relating to the shares comprising the issue. In all matters regarding these shares the Company shall comply with what is laid down in the stock market regulations.

Article 11.- SHARE TRANSFER.

Shares may be transferred in the manner stipulated by current regulations.

Article 12.- JOINT OWNERSHIP AND REAL PROPERTY RIGHTS OVER SHARES.

The joint ownership, usufruct, pledging and distraint of the Company's shares shall be regulated by articles 66 to 73 of the Public Limited Companies Law and other supplementary regulations.

TITLE THE THIRD

INCREASE AND REDUCTION OF SHARE CAPITAL

Article 13.- FORMS OF INCREASE.

The Company's share capital may be increased either by new share issues or by raising the value of existing shares.

In both cases, the exchange value of the capital increase may take the form either of new cash or non-cash contributions to the Company's assets, including the making-up of credits due, or the conversion of reserves or income already forming part of the aforesaid assets.

Any increase in capital must be resolved upon by the Shareholders' Meeting in accordance with the requirements established for amendment of the Articles of Association.

Article 14.- DELEGATION OF SHARE CAPITAL INCREASES TO THE BOARD OF DIRECTORS.

The Shareholders' Meeting may, in line with the legally established requirements and these Articles of Association, delegate the following powers to the Board of Directors:

a) Once the Shareholders' Meeting itself has resolved upon an increase in share capital by a certain amount:

1.- Setting the date on which the increase should be carried out, within a maximum period of one year, except in the case of the conversion of debentures into shares.

2.- Setting the terms of the increase of capital in all respects not provided for by the Shareholders' Meeting resolution, within a maximum period of one year, except in the case of the conversion of debentures into shares.

3.- Setting the starting and closing dates of the subscription period.

4.- Issuing the shares that constitute the increase.

5.- Announcing the amounts subscribed in the aforesaid increase of capital.

6.- Demanding that payment of liability dividends be handed over.

7.- Effecting the relevant amendments to these Articles of Association in respect of share capital, incorporating the figure resulting from the increase in accordance with the amounts actually subscribed and paid up.

8.- In general, implementing the aforementioned resolution.

b) The power to resolve, on one or several occasions, to increase the Company's share capital up to a certain figure, at the time and by the quantity it decides, without previously consulting the Shareholders' Meeting. These increases may not in any event amount to more than half of the Company's capital at the time when authorisation is given and they must be effected by means of cash contributions, within a maximum period of five years counting from the resolution of the Shareholders' Meeting.

In this event the Board of Directors shall also be empowered, once the increase has been decided upon and carried out, to rewrite the sections of the Articles of Association relating to the Company's share capital.

Article 15.- PRE-EMPTIVE SUBSCRIPTION RIGHT.

In increases of share capital involving new issues of ordinary or preference shares, existing shareholders and holders of convertible debentures may, within the term allowed for the purpose by Company management, which shall be no less than one month from the announcement of the subscription offering for the new issue in the Official Gazette of the Business Registry, exercise the right to subscribe for a number of shares proportional to the par value of those that they already possess or those that would be due to the holders of convertible debentures if the entitlement to convert them were exercised at that time.

Pre-emptive subscription rights shall be transferable on the same terms as the shares from which they derive. In the event of an increase drawn on reserves, the same rule shall be applicable to rights to free allocation of the new shares.

Article 16.- EXCLUSION OF THE PRE-EMPTIVE SUBSCRIPTION RIGHT.

Pre-emptive subscription rights shall not be available in those cases provided for in current law or when the same are removed by the General Meeting, or as delegated in the Board of Directors after completing the procedures required under law.

Pre-emptive subscription rights shall be transmissible under the same conditions as the shares on which they are based. In the event of a capital increase on account of reserves, the same rule shall apply to the rights of free allocation of new shares”.

Article 17.- REDUCTION OF SHARE CAPITAL.

The Company's share capital may be reduced for the purposes of returning contributions, writing off liability dividends, establishing or increasing the legal reserve or voluntary reserves or re-establishing the balance between the Company's capital and assets, diminished as a result of losses.

A reduction of share capital shall be obligatory when losses have diminished the Company's assets to less than two thirds of its capital and one year has elapsed without the aforesaid assets having been restored.

TITLE THE FOURTH

REGARDING DEBENTURES

Article 18.- ISSUING OF DEBENTURES.

The Company may issue numbered series of debentures and other securities that acknowledge or establish a debt, provided that their combined amount does not come to more than the Company's total paid-up share capital, plus the reserves that appear in its latest approved balance sheet and revaluation and adjustment accounts, once they have been accepted by the Treasury.

Article 19.- CONDITIONS OF THE ISSUE.

The conditions of each issue and the Company's capacity to formalise them shall be subject, when they are not regulated by Law, to the resolutions of the Shareholders' Meeting in accordance with these Articles of Association.

lt shall in all cases be necessary to establish a defence Association or Syndicate of debenture holders and for the Company to appoint a person known by the name of Commissary, who shall be present at the execution of the contract of issue on behalf of the future debenture holders.

Article 20.- SUBSCRIPTION FOR THE ISSUE.

Subscription for debentures entails the debenture holders' full ratification of the contract of issue plus their accession to the Syndicate.

Article 21.- SYNDICATE OF DEBENTURE HOLDERS.

Once the deed of issue has been placed on record, the Syndicate of debenture holders shall be formed by the purchasers of the debentures as they receive the bond certificates or as the relevant book entries are made.

Normal expenses occasioned by the maintenance of the Syndicate shall be met by the Company, though these may not in any event be in excess of 1 per cent of the annual interest yielded by the debentures.

Article 22.- REDEMPTION.

The Company may redeem the debentures issued:

a) By redemption or early payment in accordance with the terms of the deed of issue.

b) As a result of agreements entered into between the Company and the Syndicate of debenture holders.

c) By purchasing them on the stock market with a view to their redemption.

d) By converting them into shares, with the consent of the holders.

TITLE THE FIFTH

GOVERNING BODIES OF THE COMPANY

Article 23.- COMPANY BODIES.

The Company's governing bodies are the Shareholders' Meeting and the Board of Directors.

CHAPTER I

REGARDING THE SHAREHOLDERS' MEETING

Article 24.- SHAREHOLIDERS' MEETING.

The shareholders, assembled at a duly convened Shareholders' Meeting, shall resolve upon the matters within its competence by majority vote.

All shareholders, including dissidents and those that have not taken part in the Meeting, are subject to the resolutions of the Shareholders' Meeting.

Article 25.- FORMS OF MEETING.

Shareholders' Meetings may be ordinary or extraordinary.

Article 26.- ORDINARY SHAREHOLDERS' MEETING.

The Ordinary General Shareholders’ Meeting, previously convened to that effect, shall necessarily meet within the first six months of each fiscal year to, at least, examine the performance of the company, approve, as the case may be, the prior fiscal year accounts and resolve on the distribution of profits.

The Ordinary General Shareholders’ Meeting shall be valid even though it may have been called or held on an untimely basis.

The Shareholders’ Meeting may also resolve on any matters submitted to its consideration.

Article 27.- EXTRAORDINARY GENERAL MEETING.

Any Meeting not provided for in the previous Article shall be deemed an Extraordinary Shareholders' Meeting.

Article 28.- CONVENING OF THE SHAREHOLDERS' MEETING.

The Ordinary or Extraordinary General Shareholders’ Meeting shall be called by notice published in the “Official Bulletin of the Commercial Registry” and in one of the newspapers of major circulation in the province, at least one month prior to the date specified for the meeting.

The announcement shall state the date of the meeting on first call, and all matters to be addressed. It may also state the date on which the Meeting shall be held on second call, if applicable.

There must be an interval of at least 24 hours between the first and second meeting.

If the duly convened General Shareholders' Meeting is not held on first call, and the notice does not provide the date of the second call, such date must be announced, with the same requirements for publication as the first, within 15 days following the date of the Meeting that was not held and eight days prior to the date of the meeting.

Shareholders representing at least five percent of the capital stock may request that a supplement to the notice of meeting of the General Shareholders' Meeting be published,

including one or more agenda items. This right must be exercised by official notice to be received at the principal office of the company within five days following publication of the notice of meeting.

The supplement to the notice of meeting must be published at least 15 days prior to the date specified for the meeting. The failure to publish the supplement to the notice of meeting within the leally specified term shall be cause for nullity of the Meeting.

Article 29.-AUTHORITY AND OBLIGATION TO CONVENE THE SHAREHOLDERS' MEETING.

The Board of Directors may convene an Extraordinary Shareholders' Meeting whenever it deems this to be in the interests of the Company.

It must moreover convene such a Meeting when so requested by a number of shareholders whose stockholdings amount to five per cent or more of the Company's share capital, stating in their request the matters to be dealt with at the Meeting. In this event the Meeting must be convened within thirty days of the date on which a duly attested request to call a Meeting was submitted to the Board of Directors.

The Board of Directors will draft an agenda, including necessarily the subjects that have been requested.

Article 30.- UNIVERSAL MEETING.

Notwithstanding what is stated in the Articles above, a Shareholders' Meeting shall be deemed to be convened and validly constituted to deal with any matter whenever the holders of all of the Company's share capital are present and unanimously consent to the Meeting being held. In this event the Meeting may be held in any place.

Article 31.- CONSTITUTION OF THE MEETING.

The Shareholders' Meeting shall, when first convened, be validly constituted when the shareholders present or represented by proxy own at least twenty-five per cent of the Company's subscribed voting capital.

When convened for a second time, the Meeting shall be validly constituted irrespective of the proportion of the Company's capital represented at it.

Article 32.- SPECIAL AGREEMENTS AND MAJORITIES. CONSTITUTION.

For an ordinary or extraordinary Shareholders' Meeting to be able validly to resolve upon an increase or reduction of capital or the conversion, merger or division of the Company, and, in general, any amendment to the Articles of Association, the first convening of the Meeting must be attended by shareholders either in person or represented by proxy whose equity amounts to at least fifty per cent (50%) of subscribed voting capital. When the Meeting is convened for a second time, the shareholders present or represented owning twenty-five per cent (25%) of the aforesaid capital shall suffice.

When a Meeting is attended by shareholders whose equity amounts to less than fifty per cent (50%) of subscribed voting capital, the resolutions referred to in the paragraph above may only be validly passed with the votes in favour of shareholders present or represented at the Meeting whose equity runs to at least two thirds of the attended shares.

Article 33.- ATTENDANCE RIGHT.

The General Meeting may be attended by all shareholders that, either individually or in association with others, hold a minimum of 100 shares, provided that these shares are registered in the relevant record five days prior to the Meeting and that they obtain, in the manner stated in the notice of meeting, the corresponding attendance card, proving compliance with the aforementioned requirements, which shall be made out to them by the entities legally entitled to do so.

General Meetings must be attended by the members of the Board of Directors.

Company Executives, Managers and Engineers may attend General Meetings providing they are invited by the Board of Directors.

The Chairman may authorise the attendance of any other person that he deems appropriate, though this decision may be revoked by the Meeting.

Article 34.- REPRESENTATION.

Any shareholder having the right to attend may be represented at the Shareholders' Meeting by a proxy, who must be a shareholder with equal attendance rights. The Company should be informed of the conferral of proxy powers at least three days before the date on which the Meeting is due to be held.

Powers of proxy should be granted in writing specifically for each Meeting, except as otherwise provided in article 108 of the Public Limited Companies Law. Powers of proxy may always be revoked. Attendance at the Meeting by the shareholder represented shall in itself entail revocation of these powers.

Article 35.- CHAIRMANSHIP AND VICE-CHAIRMANSHIP OF THE SHAREHOLDERS' MEETING.

The Meeting shall be chaired by the Chairman of the Board of Directors, or in his absence, by the Deputy Chairman, or if there is more than one, by the senior Deputy Chairman, or if there is no such seniority, by the oldest of them, or in the absence of all of them, by the Director elected in each case by the shareholders present at the Meeting.

The Chairman shall be assisted by a Secretary, who shall be that of the Board of Directors, or in his absence, the Under Secretary of the Board of Directors, if there is one, or failing that, the person appointed by the Meeting itself.

Article 36.- ATTENDANCE REGISTER.

Before the agenda is entered into an attendance register shall be taken, stating the specific capacity or representation exercised by all of those present and the number of shares of their own or held on behalf of others with which they are attending.

The attendance register may also be taken by means of a card index file, or be incorporated into a computerised storage medium. In these cases the medium used shall be recorded in the minutes of the Meeting, and the appropriate note of identification, signed by the Secretary and with the approval of the Chairman, shall be made out on the sealed cover of the aforesaid card index file or storage medium.

At the end of the register the number of shareholders present or represented by proxy shall be stated together with the amount of capital held by them, and the portion of this capital represented by voting shares.

Article 37.- DELIBERATION AND ADOPTION OF RESOLUTIONS.

When the Meeting has been opened, the Secretary shall read out the points on the agenda.

Following a speech by the Chairman of the Board of Directors, and any others authorised to speak by him, the Chairman shall open the floor to any shareholders that wish to speak, leading the discussion and keeping it within the limits of the agenda, except as otherwise provided in articles 131 and 134 of the Consolidation of the Public Limited Companies Law. The Chairman shall bring the discussion to an end when the matter has, in his judgement, been sufficiently discussed, and he shall go on to put the various resolutions proposed to the vote.

Resolutions shall be passed by the vote in favour of shareholders whose equity amounts to a majority of voting share capital present or represented at the Meeting, except as otherwise provided in the Law and in these Articles of Association.

Article 38.- RIGHT TO INFORMATION.

Shareholders may request any reports or explanations that they consider necessary in respect of the matters on the agenda, either in writing beforehand or verbally during the Meeting. The Board of Directors is obliged to provide such reports and explanations except in cases where, in the Chairman's opinion, public exposure of the information requested may be detrimental to the interests of the Company.

This exception shall not apply when the request is backed by shareholders whose equity accounts for a quarter or more of the Company's capital.

Article 39.- MINUTES OF THE MEETING.

The minutes of the Meeting shall be adopted as a correct record by the Meeting itself once the session has finished, or failing that, within a period of fifteen days, by the Chairman of the Meeting and two controllers, one on behalf of the majority and the other representing the minority.

The minutes adopted as correct in either of these forms shall have executive effect as of the date of their adoption.

In the event that the Meeting is held in the presence of a Notary required to keep a record by the Board of Directors, in accordance with article 114 of the Public Limited Companies Law, the Notary's certificate shall be regarded as the minutes of the Meeting and it will not therefore be necessary for the minutes to be adopted as a correct record.

Article 40.- CHALLENGING OF COMPANY RESOLUTIONS.

The resolutions passed by Shareholders' Meetings may be challenged in the cases and by the procedures laid down in current legislation.

CHAPTER II

REGARDING THE BOARD OF DIRECTORS

Article 41.- BOARD OF DIRECTORS.

The administration of the Company is entrusted to the Board of Directors, which shall comprise a minimum of ten and maximum of twenty Directors, who may be re-appointed for an indefinite period.

The General Meeting shall determine the number, appointment and removal of Directors.

The post of Director may be waived, revoked and resumed.

Any person declared incompatible under the terms provided in Law 12/1995, 11th May, or falling under the prohibitions of article 124 of Company Law or other legal provisions may not hold any post in the Company nor discharge the duties of the said post.

Article 42.- DURATION AND CO-OPTION.

Directorships shall have a duration of three years. Directors may be re-elected at the end of their term of appointment.

For the purposes of this Article, the appointment of Directors shall be taken to terminate, following the expiration of their incumbency, when the subsequent Ordinary Shareholders' Meeting has been held or the legally established term for holding it has elapsed.

Should vacancies arise during the term for which Directors are appointed, the Board may designate persons from among the shareholders to fill the vacant posts until the next Shareholders' Meeting is held.

Article 43.- REPRESENTATION OF THE COMPANY.

Power to represent the Company in or out of court rests with the Board of Directors.

This representation shall extend to all the functions encompassed by the object of the Company as stated in these Articles of Association.

Article 44.- REMUNERATION.

The remuneration of the Board of Directors shall consist of 10% maximum of the annual profits and shall be determined within this limit in proportion to the number of Directors serving at the time.

The said remuneration may be withdrawn solely from the net profits after covering the legal and statutory reserves and allocating to the ordinary shares a dividend of no less than 4 percent of their nominal value.

The Board shall distribute this remuneration amongst its members in the manner it decides.

Directors may receive additional remuneration in the form of shares in the Company, option rights to shares or other securities which entitle them to obtain shares, or via remunerative systems indexed to the share price. The application of such systems must be agreed by the General Meeting, which shall determine the value of the shares to be taken as a reference, the number of shares to be received by each Director, the price of exercising the option rights, the duration of the agreed system and any other conditions it deems appropriate.

The Board of Directors may apply incentives by providing shares in the Company, option rights on the shares, other securities which entitle the person to obtain shares or indexed to the share price to remunerate company personnel or part of same as it judges suitable, in compliance with the requisites provided in Company Law Act, Stock Market Law and other applicable norms, especially that requiring the prior approval of the General Meeting when required.

The payments provided in this article shall be compatible and separate from the salaries, remuneration, compensation, pension, share options or compensation of any kind established for all or some of the members of the Board of Directors who discharge executive functions, whatever the nature of their relationship with the company, as an employee – common or top management – trader or service provider, which relationship shall be compatible with their post as member of the Board of Directors.

Article 45.- LIABILITY.

Directors shall discharge their functions with the due care of conscientious businessmen and loyal representatives. They shall preserve the secrecy of confidential information even after they have relinquished their posts.

Article 46.- CONVENING AND VENUE OF BOARD MEETINGS.

The Board shall meet as often as it is convened by the Chairman or whoever may be acting in his stead, either on his own initiative or at the request of one third (1/3) of Directors. The Board's meetings shall normally take place at the registered office, but they may also be held in other places to be determined by the Chairman.

Without prejudice to what is stated in the previous paragraph, resolutions may be adopted, when the law so allows, in writing without holding a meeting, in accordance with the requirements and formalities established in the Regulations of the Business Registry.

The Board shall be convened by a telex, telegram, fax or letter sent to each of the Directors. However, a Board meeting not convened beforehand shall be validly constituted provided that all the Directors are present or represented and unanimously agree to the holding of a Board meeting.

Article 47.- CONSTITUTION OF THE BOARD OF DIRECTORS.

The Board of Directors shall be validly constituted when a meeting is attended by half plus one of the number of Directors determined by the Shareholders' Meeting.

Directors unable to attend may appoint another Director to act on their behalf, with no limit applying to the number of Directors that may be represented by another. Such representation shall be conferred by any written medium, including telegram, telex and fax.

The meetings of the Board of Directors may be attended by any person that the Chairman deems appropriate.

Article 48.- POSTS WITHIN THE BOARD OF DIRECTORS.

The Board shall elect a Chairman from its own number and may appoint one or more Deputy Chairmen, determining an order of preference among them. The Chairman shall be replaced, in the event of vacancy, absence or illness, by the first Deputy Chairman, if there is one, or in his absence, by the other Deputy Chairmen in order of preference; in the absence of all of these, a Director shall be elected to discharge the functions of Chairman of the Board on a temporary basis.

It is further incumbent on the Board to elect a Secretary, who may or may not be a Director. The Board may also appoint an Under Secretary, who shall assist the Secretary and replace him in the event of vacancy, absence or illness. In his absence, the Secretary shall be replaced by the youngest Director among those present at the meeting.

Article 49.- DELIBERATION AND ADOPTION OF RESOLUTIONS.

When the meeting has been opened the Secretary shall read out the items on the agenda, and the Board shall proceed to discuss and vote upon them.

The Board's deliberations shall focus upon the matters on the agenda.

Resolutions shall be passed by absolute majority of those present or represented at the meeting in question.

The Board of Director's resolutions shall be recorded in minutes that shall be written out or transcribed into the corresponding minute book, in a form pursuant to the requirements provided in current legislation.

The minutes shall be adopted as a correct record by the Board of Directors itself either at the end of the meeting or at a subsequent session. The minutes may also be adopted by the Chairman and two Directors present at the Board meeting to which the minutes refer, appointed at each session by the Board itself.

Article 50.- DELEGATION OF POWERS.

The Board of Directors may appoint from its own number one or more Executive Committees and one or more Managing Directors, and delegate to them, either temporarily or permanently, all or part of its functions, except those that, legally or by resolution of the Shareholders' Meeting, are its exclusive competence or are not subject to delegation.

The permanent delegation of powers from the Board of Directors to the Executive Committee and/or a Managing Director and the appointment of Directors to hold these posts shall also require, if it is to be valid, the votes in favour of two thirds of those making up the Board in line with the number of Directors determined by the Shareholders' Meeting, and shall not take effect until such delegation is put on record at the Registry of Companies.

Article 51.- COMPOSITION OF THE EXECUTIVE COMMITTEE.

The Board of Directors itself shall in all cases determine the composition of the Executive Committee and which persons are to hold the posts on it. While the Board of Directors has not determined or regulated the functioning of its Executive Committees, the regulations applicable to the Board of Directors shall be what is laid down in these Articles of Association and in the Public Limited Companies Law.

Directors appointed members of an Executive Committee shall hold their posts, except in the event that the Board revokes their appointment, during the term for which they were elected Directors and for any successive terms to which they may be reelected.

Article 51 bis.- AUDIT COMMITTEE.

The Company shall have an Audit Committee under the name which the Board considers appropriate formed by at least three Directors appointed by the Board itself. The majority of the members of the Committee shall be non-executive Directors. Its Chairman shall be elected from among the said non-executive Directors and must be replaced every four years. The former Chairman may be re-elected one year after his standing down.

This Committee shall have the following competences, amongst others:

1.- To inform the General Shareholders’ Meeting regarding points raised by the shareholders in matters under its competence.

2.- To propose to the Board of Directors, for submission to the General Shareholders’ Meeting, the appointment of the External Auditors of Accounts as provided in article 204 of the Consolidated Text of Company Law, approved by Royal Legislative Decree 1564/1989, dated 22nd December.

3.- To supervise the internal Auditing services.

4.- To learn the financial information process and internal control systems of the Company.

5.- To maintain relations with the external auditors to receive information on those matters which may compromise their independence and any other related with the account auditing process, together with any other communications provided in auditing legislation and technical auditing regulations.

6.- Any other function entrusted to it by the Board of Directors of a general or particular nature.

The Committee shall meet with a frequency to be determined and whenever convened by its Chairman or at the request of two of its members, and shall adopt its decisions and recommendations by a majority vote.

Article 52.- POWERS OF THE BOARD OF DIRECTORS.

The Board of Directors has the following powers:

1.- To accept, where appropriate, the resignations of its members.

2.- To take all steps and execute whatever contracts that may be necessary or appropriate in pursuance of the object of the company. This shall include the acquisition or disposal of property, the establishment of real property rights, including those of mortgaging and in particular of leasing, and resolving upon all kinds of deals and transactions permitted by the Company's Articles of Association.

3.- To draw, accept, collect, pay, endorse, protest, discount, guarantee and negotiate commercial or financial bills of exchange, promissory notes, cheques, receipts and other draft or exchange documents. To undertake and fix the terms of endorsements, certificate discounts and all kinds of commercial paper, together with orders to pay drawn on the Treasury, banks, savings institutions and other entities at which the Company holds securities, bills, cash or any other form of assets.

4.- To make all class of payments, arranging the necessary thing to the due fulfilment of all the obligations of the Company and to demand the covering receipts and vouchers.

5.- To demand, collect and receive all money due on any account to be credited or paid to the Company in the form of cash, bills or any other type of payment by private individuals, banks or any other kind of institution, by the State, Regional Governments and Provincial, Island or Municipal Authorities, or by, in general, any other private or public entity. To give and receive receipts and vouchers and to fix and settle account balances. To determine the method of payment of amounts owed to the Company, to grant extensions, and to set due dates and amounts.

To accept all kinds of personal guarantees and liens from debtors, including mortgage, movable and immovable collateral and transferred and registered pledges, along with the agreements,

clauses and terms that it considers appropriate, and to cancel them once the amounts or credits under guarantee have been received; to accept capital or immovable assets from debtors in full or part payment of their debts and to appraise the said assets; to take any legal or extrajudicial measures regarding debtors' assets that it considers necessary or appropriate in pursuance of the rights and interests of the Company.

6.- To authorise the granting of sureties and standing of bonds.

7.- To resolve upon any credit and loan transactions that may in the interests of the Company.

8.- To take the necessary steps for the issuing of debentures in accordance with the resolutions of the Shareholders' Meeting.

9.- To convene Ordinary and Extraordinary Shareholders' Meetings and to carry out their resolutions.

10.- To prepare the annual accounts, management report and proposed distribution of the year's earnings and to submit them the Ordinary Shareholders' Meeting each year.

11.- To grant the distribution of funds on account of dividends, pursuant to the legally established terms and requirements.

12.- To bestow powers on certain persons, being either general or special powers for specific actions or powers to act in particular branches or fields of the Company's business.

13.- To resolve upon whatever it considers appropriate as regards the exercise of the Company's rights and resources before the ordinary or special courts or tribunals of any jurisdiction, as well as to institute ordinary or extraordinary proceedings, appointing legal representatives, court attorneys and lawyers for the purpose in order to represent and defend the Company, and conferring upon them as necessary the appropriate general or special powers, including to reach agreements in or withdraw from settlements, procedures, suits, claims, appeals and action of any kind and at any stage of proceedings, to request the suspension of proceedings, and to take any initiatives that may be required, with ample scope to reach settlements in and out of court and to reply to interrogatories.

14.- To appear before any Government Authority or Council in Spain, the European Union or other States, and also Regional Governments and Provincial, Island or Municipal Authorities, in order to initiate and carry through any administrative proceedings, to withdraw from them and to accept the decisions reached in them, with full powers to execute all acts permitted by the relevant legislation.

15.- To resolve any questions that may arise regarding the interpretation of the Articles of Association.

16.- The specific powers conferred by certain sections of these Articles of Association.

This definition of the Board's powers is set out for explanatory purposes and does not in any way limit the ample powers incumbent on it to direct and administer the business and interests of the Company in all matters not coming within the particular competence of the Shareholders' Meeting.

Article 53.- PROCEDURE FOR CHALLENGING THE BOARD OF DIRECTORS' RESOLUTIONS.

Directors and shareholders whose equity amounts to at least five per cent of share capital may challenge any resolutions of the collegiate governing bodies that are null and void or rescindable, in accordance with the legally established terms and procedures.

TITLE THE SIXTH

ANNUAL ACCOUNTS

Article 54.- THE FINANCIAL YEAR.

The financial year shall start on January 1 and end on December 31 of each calendar year.

Article 55.- ANNUAL ACCOUNTS.

The annual accounts shall comprise, within a single unit, the Balance Sheet, the Profit and Loss Account and the Company Statement. These documents must be drawn up in such a way as to give a true and accurate picture of the Company's assets, financial situation and earnings, in conformity with legal requirements.

Article 56.- CONTENTS OF THE ANNUAL ACCOUNTS.

The Balance Sheet shall contain, in duly separated form, the possessions and entitlements that make up the Company's assets and the obligations which form its liabilities, also specifying the Company's net equity. The structure of the Balance Sheet must be in keeping with that laid down in the Public Limited Companies Law and other applicable regulations.

The Profit and Loss Account shall contain, also in duly separated form, the year's income and expenditure and, by subtraction, the earnings for the year. It shall distinguish ordinary operating earnings from other earnings or those stemming from circumstances of an extraordinary nature. The Profit and Loss Account must be in keeping with the structure laid down in the Public Limited Companies Law and other applicable regulations.

The Company Statement shall complement, expand and remark upon the information contained in the Balance Sheet and the Profit and Loss Account. lt shall also follow the guidelines provided by the Public Limited Companies Law and other applicable regulations.

Article 57.- MANAGEMENT REPORT.

The minimum content of the Management Report shall be a true and accurate statement of the progress of the Company's business and its current situation. The Report shall moreover indicate any notable events that have occurred since the year-end, the likely future evolution of the Company, its research and development activities and any acquisitions of Company stock, in accordance with the Law.

Article 58.- ACCOUNTS AUDIT.

The annual accounts and Management Report must be audited by the Company's accounts auditors in conformity with legal requirements. The auditors shall also check the correspondence between the management report and the annual accounts for the year. The auditors shall be allowed a period of at least one month from the handing over of the accounts bearing the Directors' signatures in which to submit their report.

Article 59.- APPOINTMENT OF AUDITORS.

The persons charged with auditing the Company's accounts shall be appointed by the Shareholders' Meeting before the close of the year due to be audited, and for a period that shall neither be less than three years nor in excess of nine. The auditors may not be reappointed until three years have elapsed following the end of the previous period. The Shareholders shall appoint one or several natural or legal persons acting jointly as auditors. lf the appointees are natural persons, the Shareholders' Meeting must appoint as many stand-ins as serving auditors.

Article 60.- PREPARATION OF THE ANNUAL ACCOUNTS.

Within a maximum period of three months counting from the year-end, the Board of Directors shall prepare the Company's annual accounts, management report and proposed allocation of earnings, together, where appropriate, with the consolidated accounts and management report. The annual accounts and management report shall be signed by all the Directors. Should any of their signatures be missing, this circumstance shall be indicated on each of the documents concerned along with the expressly specified reason for it.

Article 61.- APPROVAL OF THE ANNUAL ACCOUNTS.

The annual accounts shall be approved by the Shareholders' Meeting, which shall also resolve upon the allocation of the year's earnings in accordance with the approved Balance Sheet.

Article 62.- LEGAL RESERVE.

A figure equal to ten per cent of the year's profits shall unfailingly be earmarked for legal reserve until this reserve amounts to at least twenty per cent of share capital. While it does not exceed this limit, legal reserve may only be allocated to the offsetting of losses, and only in the event that the other available reserves do not suffice for the purpose, without prejudice to what is laid down in article 157 of the Public Limited Companies Law.

Article 63.- STATUTORY RESERVE.

A figure equal to two per cent of the year's profits shall be earmarked for providing a statutory reserve fund until this amounts to at least ten per cent of share capital. Once the accumulation of successive contributions has constituted a statuary reserve amounting to ten per cent of share capital, this allocation shall cease to be an obligatory requirement, unless otherwise agreed by the Shareholders' Meeting at the suggestion of the Board of Directors. Should this reserve be used up or depleted, two per cent of yearly profits shall once again be allocated to it.

Article 64.- DISTRIBUTION OF DIVIDENDS.

Once the requirements stated by Law and the Articles of Association have been met, dividends may only be drawn on the year's profits, or on freely available reserves, if the value of the corporate assets is not, or would not be as a result of such distribution, less than the Company's share capital. In the event of losses in previous years that entail that the corporate assets amount to less than share capital, profits shall be allocated to offsetting these losses.

Article 65.- AMOUNTS ON ACCOUNT OF DIVIDENDS.

The Shareholders' Meeting or Board of Directors may resolve to distribute amounts to shareholders on account of dividends only on the following conditions:

1) The Board of Directors shall prepare a financial statement containing a declaration that the Company's liquidity is sufficient for the distribution to take place. This document shall subsequently be included in the Company Statement.

2) The amount to be distributed may not be in excess of the earnings obtained since the end of the last year after deduction of losses from previous years and of amounts to be allocated to the reserves required by Law or statutory regulations, together with the estimated tax due on the aforesaid earnings.

Article 66.- REGISTRATION OF ANNUAL ACCOUNTS.

Within the month following approval of the annual accounts, certification of the resolutions of the Shareholders' Meeting approving both these accounts and the allocation of earnings shall be filed for registration at the Registry of Companies corresponding to the registered office, along with a copy of each of the aforesaid accounts and also of the management report and auditors' report.

TITLE THE SEVENTH

SETTLEMENT OF DISPUTES, AMENDMENT OF THE ARTICLES OF ASSOCIATION, DISSOLUTION AND LIQUIDATION.

Article 67.- SETTLEMENT OF DISPUTES.

Except in cases for which the Law provides a specific procedure, all legal questions, disputes and claims that arise between the Company and its shareholders or between shareholders themselves on account of company matters shall be resolved by legal arbitration, which shall be executed in the locality where the Company has its registered office by means of the intervention of one or three arbitrators, in line with the procedure provided by Law 36/1998 of December 5 on the Legal Regulation of Arbitration. The award of the arbitrator(s) will be final and all parties shall abide by it.

For all other disputes the competent Courts and Tribunals shall be those of the locality where the Company has its registered office.

Article 68.- AMENDMENT OF THE ARTICLES OF ASSOCIATION.

Any amendment of these Articles of Association shall be resolved upon by the Shareholders' Meeting, with the following requirements being met:

1) That the Board of Directors, or where appropriate the shareholders responsible for the proposal, draw up a written report to justify the proposed amendment.

2) That the points affected by the proposed amendment are set out at the Shareholders' Meeting with sufficient clarity, and that all shareholders may exercise their right to examine the full text of the proposed amendment and corresponding report at the Company's registered office, or to request that these documents be delivered or sent to them free of charge.

3) That any such resolution is passed by the Shareholders' Meeting in accordance with what is laid down in these Articles of Association.

4) The resolution shall in all cases be placed on record by means of a public instrument which shall be entered at the Registry of Companies and published in the Registry's Official Gazette.

Article 69.- REGARDING MERGERS AND DIVISION.

Any merger or division of the Company must be resolved upon by a Shareholders' Meeting convened at least one month in advance and announced in the legally required manner. The Shareholders' Meeting must moreover pass any such resolution in accordance with the requirements and formalities provided by law.

Article 70.- DISSOLUTION OF THE COMPANY.

The Company shall be dissolved by resolution of the Shareholders' Meeting and in the other events provided by current legislation.

Article 71.- LIQUIDATION OF THE COMPANY.

The liquidation period shall begin on dissolution of the Company, except in the event of merger or total division or any other wholesale transfer of assets and liabilities.

The representative function of the Board of Directors shall cease from the moment at which the Company is declared in liquidation, in line with the provisions of the Public Limited Company Law, and the same Shareholders' Meeting that resolved upon the Company's dissolution shall appoint an odd number of persons to carry out its liquidation. lt shall moreover determine the rules governing the process in keeping with what is laid down by current legislation.

At the end of the liquidation process the liquidators shall draw up the final balance sheet, on which the controllers, if any have been appointed, shall then pass judgement. They shall also determine the portion of the Company's assets to be distributed in proportion to each company share.

This balance sheet shall be submitted to the Shareholders' Meeting for approval and subsequently published in the Official Gazette of the Registry of Companies and in one of the newspapers with the widest circulation in the province where the registered office is located.

ADDITIONAL PROVISION.

These Articles of Association shall be applied and interpreted in accordance with the precepts set out in the Public Limited Companies Law of December, 22 1989 and the Commercial Code and its supplementary regulations, and they may only be amended in accordance with the requirements of current legislation and what is stipulated by their own provisions.

ADDITIONAL PROVISION BIS.

Any obligatory, necessary or voluntary communications and disclosures between the Company, its shareholders and directors may be made via electronic and other remote media, regardless of who is the issuer and recipient of same. For these purposes, the systems' security and the shareholders' rights must be guaranteed in all cases.

The preceding paragraph shall be applicable to the convening, voting and adoption of resolutions by the Company's various governing bodies and to the request for, and granting of, proxies for the Shareholders' Meetings.

To exercise the right to be represented at a General Meeting via electronic or remote media or vote before or during the Meeting via such media, those media must duly safeguard the proxy granted by the shareholder and the identity of the proxy. In accordance with the Regulation for General Meeting, the Board of Directors may require the use of a recognised electronic signature or other systems that do not meet that requirement but which the Board considers sufficiently guarantee the authenticity and identification of the shareholder.

TEMPORARY ARTICLE

DELEGATION TO THE BOARD OF DIRECTORS.

By resolution of the Ordinary Shareholders’ Meeting held on April 30th, 2002, the Company’s Board of Directors has been authorised to increase the share capital by Euro TWO HUNDRED AND TWENTY-THREE MILLION EIGHT HUNDRED AND EIGHTY-EIGHT THOUSAND FOURTEEN (Euro 223.888.014,00) within a period of five years by cash disbursement procured on one or more occasions and at the time and by the amounts that it decides by issuing voting or nonvoting shares with or without premium and without requiring further authorisation from the Shareholders’ Meeting, and, furthermore, to amend the relevant sections of the Articles of Association as required by the increase or increases of capital to be affected by virtue of the aforesaid authorisation, all this in accordance with what is laid down in article 153.1.b) of the Public Limited Companies Law.

June 2006